MANAGEMENT AGREEMENT
SCHEDULE A

SERIES OF LEHMAN BROTHERS INCOME FUNDS

Neuberger Berman Cash Reserves

Neuberger Berman High Income Bond Fund
Neuberger Berman Municipal Intermediate Bond Fund

Neuberger Berman Municipal Money Fund

Neuberger Berman Short Duration Bond Fund

Neuberger Berman Strategic Income Fund

Dated: February 28, 2009

MANAGEMENT AGREEMENT
SCHEDULE B

RATE OF COMPENSATION

FUND	RATE OF COMPENSATION BASED ON EACH FUND'S AVERAGE DAILY NET ASSETS
Neuberger Berman Cash Reserves	0.10%
Neuberger Berman Municipal Intermediate Bond Fund Neuberger Berman Municipal Money Fund Neuberger Berman Short Duration Bond Fund	0.250% of first $500 million 0.225% of next $500 million 0.200% of next $500 million 0.175% of next $500 million 0.150% in excess of $2 billion
Neuberger Berman High Income Bond Fund	0.480%
Neuberger Berman Strategic Income Fund	0.55%

Dated: February 28, 2009